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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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--                                            :
CAROLINE WEISS,                               :
                                              :     C.A. No. 17644 NC
                  Plaintiff,                  :
                                              :
                  - against -                 :
                                              :
SILAS L. NICHOLS, ROBERT L.                   :     CLASS ACTION COMPLAINT
SMIALEK, DAVID J. BURNS, J. DAVID             :
CARTWRIGHT, JAMES S. GLEASON,                 :
MARTIN L. ANDERSON, JOHN W.                   :
GUFFEY, JR., WILLIAM P. MONTAGUE,             :
GLEASON CORPORATION and VESTAR                :
CAPITAL PARTNERS,                             :
                                              :
                  Defendants.                 x
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            Plaintiff, alleges upon information and belief, except for paragraph
2 hereof, which is alleged upon personal knowledge, as follows:

            1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery individually and as a class action on behalf of all persons, other then defendants and those in privity with them, who own the common stock of Gleason Corporation ("Gleason Corp." or the "Company").
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            2. Plaintiff has been the owner of the common stock of the Company since prior to the transaction herein complained of and continuously to date.

            3. Gleason Corp. is a corporation duly organized and existing under the laws of the State of Delaware. The Company is a world leader in the manufacture of gear production machinery and related equipment. The Company maintains its principal offices at 1000 University Avenue, Rochester, New York.

            4. Defendant Vestar Investment Partners LLC ("Vestar") is a New York based investment firm specializing in management buy-outs and growth capital investments.

            5. Defendant James S. Gleason ("J. Gleason") is Chairman of the Board, President and Chief Executive Officer of the Company and owns or controls 15% of the Company's outstanding common stock.

            6. Defendant David J. Burns is an Executive Vice President and a Director of the Company.

            7. Defendants Silas S. Nichols, Robert L. Smialek, J. David Cartwright, Martin L. Anderson, John W. Guffey, Jr., and William P. Montague are Directors of the Company.

            8. The individual defendants, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company's public

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shareholders, whose fiduciary duties, at all times relevant herein, required them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company's shareholders. Said defendants owed the public shareholders of Gleason Corp. the highest duty of good faith, fair dealing, due care, loyalty, and full, candid and adequate disclosure.

                            CLASS ACTION ALLEGATIONS

            9. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

            10. This action is properly maintainable as a class action.

                  (a) The Class is so numerous that joinder of all members is impracticable. As of March 11, 1999, there were approximately 9,608,135 shares of Gleason Corp. common stock outstanding, owned by shareholders throughout the country.

                  (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member, including, inter alia, the following: (i) whether defendants have breached their fiduciary and

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other common law duties owed by them to plaintiff and the members of the Class;
(ii) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Gleason Corp. in violation of the laws of the State of Delaware in order to enrich themselves at the expense and to the detriment of the plaintiff and the Class; (iii) whether the said proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the Class; and,
(iv) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

                  (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class. A Class action is superior to any other type of adjudication of this controversy.

            11. Defendants have acted in a manner which similarly affects plaintiff and all members of the Class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

            12. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for

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defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other Class members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS

            13. On December 9,1999, the Company announced that it had entered into a definitive merger agreement to be acquired by the management of Gleason Corp. and Vestar (hereinafter collectively the "Vestar Group") whereby the Vestar Group will purchase all of the Company's outstanding common stock held by the public for $23 per share (the "proposed merger"). The proposed merger was unanimously approved by the Company's board of directors. Defendants expect to commence a joint tender offer for all of the Company's outstanding shares on December 15, 1999.

            14. The proposed merger represents an improper attempt to eliminate the public shareholders of Gleason Corp. to permit defendants to retain for themselves Gleason Corp.'s valuable business and assets. Indeed, the Company's shares have recently dropped significantly due to a temporary decline in U.S. demand for metalworking equipment. Defendants are attempting to take advantage of this decline in Gleason Corp.'s stock price to buy the Company at on inadequate price.

            15. The price of $23 per share to be paid to the Class members is unconscionable, unfair and grossly inadequate consideration because, among other things:

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(a) the intrinsic value of the stock of Gleason Corp. is materially in excess of
$23 per share, giving due consideration to the possibilities of growth and profitability of Gleason Corp. in light of its business, earnings and earnings power, present and future; (b) the $23 per share price is inadequate and offers an inadequate premium to the public stockholders of Gleason Corp.; and (c) the $23 per share price is not the result of arm's length negotiations but was fixed arbitrarily by Vestar Group to "cap" the market price of Gleason Corp. stock, as part of a plan for defendants to obtain complete ownership of Gleason Corp.'s assets and business at the lowest possible price.

            16. The proposed bid serves no legitimate business purpose of Gleason Corp. but rather is an attempt by defendants to unfairly benefit themselves from the transaction at the expense of Gleason Corp.'s public stockholders. The proposed plan will, for a grossly inadequate consideration, deny plaintiff and the other members of the Class their right to share proportionately in to future success of Gleason Corp. and its valuable assets, while permitting Vestar Group to reap huge benefits from the transaction.

            17. By reason of the foregoing, the individual defendants have violated their fiduciary duties to plaintiff and the Class.
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            18. Plaintiff and the Class have suffered and will suffer
irreparable damage unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

            19. Vestar Capital knowingly aided and abetted the breaches of fiduciary duty by the individual defendants. The proposed transaction could not take place without the knowing participation of Vestar Capital.

            20. Plaintiff and the Class have no adequate remedy at law.

            WHEREFORE, plaintiff demands judgment as follows:

                  A. declaring this action to be a class action and certifying plaintiff as Class representative;

                  B. enjoining, preliminarily and permanently, the consummation of the proposed merger,

                  C. to the extent, if any, that the proposed merger is consummated prior to the entry of this Court's final judgment, rescinding the transaction, and/or granting, inter alia, rescissory damages;

                  D. directing that defendants account to plaintiff and the Class for all damages caused to them and account for all profits

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                        and any special benefits obtained by defendants as a
                        result of their unlawful conduct;

                  E. awarding the plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts, and

                  F. granting plaintiff such other and further relief as may be just and proper in the circumstances.

Dated: December 9, 1999

                                    ROSENTHAL, MONHAIT, GROSS
                                       & GODDESS, P.A.


                                    By:/s/ Carmella P. Keener
                                       ----------------------------------
                                       P.O. Box 1070
                                       919 N. Market Street
                                       Suite 1401
                                       Mellon Bank Center
                                       Wilmington, Delaware 19801
                                       (302) 656-4433

                                       Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 401 Street
New York, NY 10016
(212) 779-1414